Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 37 DATED DECEMBER 14, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Announce the declaration of distributions; and
•	Update the calculation of distributions.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of November 30, 2018, we had raised total aggregate gross offering proceeds of approximately $46.59 million, and had issued approximately 4.63 million common shares in the Offering, purchased by approximately 4,530 unique investors.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our Manager, RM Adviser, LLC (“Manager”), as permitted under applicable law and regulations.

Declaration of Distributions

On December 13, 2018, our Manager authorized a cash distribution of $0.0647 per share of the Company’s common stock to shareholders of record as of December 31, 2018. The Manager expects that the distributions will be paid on or about January 15, 2019.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.76% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning December 1, 2018 and ending December 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Calculation of Distributions

Effective January 1, 2019, we will calculate distributions daily for shareholders of record as of the close of business on each day of the period commencing on January 1, 2019 and ending on January 31,

2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or before February 15, 2019.